UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2017

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES INC.
(Registrant)

Date: January 19, 2017	By	/S/ S. J. Cheng
Name: S. J. Cheng
Title: Chairman & President

On January 19, 2017, ChipMOS TECHNOLOGIES INC. (“ChipMOS”) held a meeting of its Board of Directors (the “Board”) resolved the following matters and made public announcements in Taiwan regarding such resolutions:

(1)	Appointment of Senior Executive Vice President of Manufacturing Operations Center and Chief Operating Officer of ChipMOS. ;

(2)	Appointment of Vice President to ChipMOS TECHNOLOGIES (Shanghai) LTD. (“ChipMOS Shanghai”), and the approval of release from the restrictions of officers from engaging in competitive activities pursuant to Article 32 of Taiwan’s Company Act; and

(3)	Approval of the Second Addendum to Technology Transfer and License Agreement with ChipMOS Shanghai.

On matter (1), the Board resolved to appoint Lafair Cho, the executive vice president of ChipMOS, as the Senior Executive Vice President of Manufacturing Operations Center and Chief Operating Officer of ChipMOS.

On matter (2), the Board resolved to appoint D.Y. Tsai, Vice President of ChipMOS, as the Vice President of ChipMOS Shanghai. According to Article 32 of Taiwan’s Company Act, a managerial officer of a company shall not concurrently act as a managerial officer of another company, nor shall he/she engage, for his/her benefit or for any other, in any business which is the same as that of the company appoints him/her, unless otherwise approved by the Board. As ChipMOS Shanghai is engaging in assembly and testing, and processing services for semiconductors (silicon and compound semiconductor) and integrated circuits (including sub-systems and modules), technology development, technical services, and sales of the products manufactured by the Company (operations subject to any approval according to the laws may not be carried out unless such approval is issued by the competent authority), the Board further resolved pursuant to Article 32 of Taiwan’s Company Act to release D.Y. Tsai from the restrictions of officer from engaging in the competitive activities conducted by ChipMOS Shanghai.

On matter (3), in consideration of the long-term business development and the collaboration with strategic investors in order to increase total sales, the Board resolved to approve the Second Addendum to Technology Transfer and License Agreement with ChipMOS Shanghai, by which the license fee is amended from US$2.5 million to US$1.0 million, and the aggregate cap of the license fee and the running royalty is amended from US$31 million to US$15 million.